================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                         THE SECURITIES EXCHANGE ACT OF 1934.

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934.

                           COMMISSION FILE NO. 0-23087

                    STARTEC GLOBAL COMMUNICATIONS CORPORATION
                          STARTEC EMPLOYEE 401(k) PLAN



                    STARTEC GLOBAL COMMUNICATIONS CORPORATION

             (Exact name of registrant as specified in its charter)


               DELAWARE                                         52-2099559
     (State or Other Jurisdiction of                          (I.R.S. Employer
      Incorporation or Organization)                         Identification No.)


          1151 SEVEN LOCKS RD.                                    20854
              POTOMAC, MD                                       (Zip Code)
(Address of principal executive offices)

                                  301-365-8959
              (Registrant's telephone number, including area code)



================================================================================

                    STARTEC GLOBAL COMMUNICATIONS CORPORATION

                          STARTEC EMPLOYEE 401(k) PLAN

                                    FORM 11-K

                             AS OF DECEMBER 31, 2000

                                TABLE OF CONTENTS



Part I.                                     Financial Statements

       Item 1.  Report of Independent Public Accountants  ........................................................3

       Item 2.  Financial Statements

               Statements of Net Assets Available for Benefits
                  As of December 31, 2000 and 1999 ...............................................................4

               Statement of Changes in Net Assets Available for Benefits
                  For the year ended December 31, 2000............................................................5

       Item 3.  Notes to Financial Statements  ...................................................................6

       Item 4.  Supplemental Schedules

               Schedule of Assets Held for Investment Purposes
                  As of December 31, 2000........................................................................11

               Schedule of Nonexempt Transactions
                  For the year ended December 31, 2000...........................................................12

               Schedules omitted because there were no such items For the year ended December 31, 2000:

                  Loans or Fixed - Income Obligations
                  Leases in Default or Classified as Uncollectible
                  Schedule of Reportable Transactions


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees of the
Startec Employee 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the Startec Employee 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. As discussed in Note 1 to the financial statements, the Plan's sponsor has suffered recurring losses from operations and has a net capital deficiency and a working capital deficit. Although the Plan's sponsor has not announced plans to terminate the Plan or to discontinue its matching contributions, the financial condition of the Plan's sponsor raises substantial doubt about the Plan's ability to continue as a going concern.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule I), and nonexempt transactions (Schedule III) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                       Arthur Andersen LLP


Vienna, Virginia
June 25, 2001

                          STARTEC EMPLOYEE 401(k) PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




ASSETS:                                                                                      DECEMBER 31,
                                                                                   ----------------------------------
                                                                                        2000               1999
                                                                                   ---------------   ----------------
     Investments                                                                     $ 1,915,440        $ 1,587,577
     Receivables:
         Participant contributions                                                        84,161             30,219
         Employer contributions                                                           53,942              1,511
                                                                                   ---------------   ----------------
     Total receivables                                                                   138,103             31,730
                                                                                   ---------------   ----------------
             Total assets                                                              2,053,543          1,619,307
                                                                                   ---------------   ----------------
LIABILITIES:
     Excess contributions payable                                                         52,567             52,187
                                                                                   ---------------   ----------------
NET ASSETS AVAILABLE FOR BENEFITS                                                    $ 2,000,976        $ 1,567,120
                                                                                   ===============   ================




        The accompanying notes are an integral part of these statements.

                          STARTEC EMPLOYEE 401(k) PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                                                       YEAR ENDED
                                                                                      DECEMBER 31,
                                                                                          2000
                                                                                      ------------
                ADDITIONS:
                  Additions to net assets attributed to:
                     Investment income:
                      Net decrease in fair value of investments                       $   (580,146)
                      Interest and dividend income                                         144,199
                                                                                      ------------
                                                                                         (435,947)
                  Contributions:
                      Participant                                                        1,070,545
                      Employer                                                             105,434
                      Participant rollovers                                                 67,402
                                                                                      ------------
                  Total contributions                                                    1,243,381
                                                                                      ------------
                        TOTAL ADDITIONS                                                    807,434
                                                                                      ------------
                DEDUCTIONS:
                  Deductions from net assets attributed to:
                       Benefits paid to participants                                      (373,578)
                                                                                      ------------
                  Net increase in net assets                                               433,856
                NET ASSETS AVAILABLE FOR BENEFITS:
                Beginning of year                                                        1,567,120
                                                                                      ------------
                End of year                                                           $  2,000,976
                                                                                      ============


        The accompanying notes are an integral part of this statement.

STARTEC EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
AS OF DECEMBER 31, 2000 AND 1999


1.       DESCRIPTION OF THE PLAN:

The following description of the Startec Employee 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions.

Startec Global Communications Corporation (the "Company" or the "Sponsor") has suffered recurring losses from operations and has a net capital deficiency and a working capital deficit. It is also out of compliance with certain financial and other subjective covenants. If the respective lenders were to demand payment for such borrowings outstanding, it is unlikely that the Company would have the available resources to make such payments at this time. The Company is in discussions with its lenders to obtain additional debt financing and with holders of its $160 million senior notes to restructure the indebtedness outstanding under the senior notes. There can be no assurance that such new financing will be available on terms the Company finds acceptable or at all.

In the event that the Company is unable to obtain such additional financing or restructure the senior notes, it will be required to further limit or curtail its operations, and the Company may resort to selling assets to the extent permitted by its debt facilities. Even with such actions, management believes that if the Company cannot restructure the terms of the senior notes or raise additional financing, it is unlikely that the Company will make the November 2001 interest payment of approximately $9.6 million on its senior notes. Furthermore, if the Company cannot restructure the senior notes, there will be a material and adverse effect on the financial condition of the Company, to the extent that a restructuring, sale or liquidation of the Company will be required in whole or in part.

Although the Company has not announced plans to terminate the Plan or to discontinue its matching contributions, the financial condition of the Company raises substantial doubt about the Plan's ability to continue. The contributions receivable reflected in the December 31, 2000, statements of net assets available for benefits were funded to the Plan by the Company during 2001.

GENERAL - The Plan, which was adopted on January 1, 1998, is a defined contribution plan covering all eligible full-time employees over the age of twenty. Prior to October 1, 2000, employees were eligible for Plan participation on the employee's hiring date. Effective October 1, 2000, the Company amended the employee eligibility requirements to participate in the Plan such that employees become eligible after three months of service, starting with the first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS - Participants may contribute, subject to certain restrictions, up to 15 percent of their compensation to the Plan. These contributions are invested at the participant's direction into funds administered by John Hancock Funds, Inc. ("John Hancock" or the "Custodian").

The Company may make discretionary contributions and/or matching contributions at the option of the Company's board of directors, subject to certain restrictions. There is no minimum number of hours of service requirement to receive employer contributions if the participant is employed on the last day of the Plan year. If the participant leaves the Company prior to the end of the Plan year, the participant must have completed at least 500 hours of service during the Plan year in order to receive employer matching contributions and/or discretionary contributions. Effective October 2000, the Company amended the employer matching contributions formula to 2% of the participants' compensation amount, which is initially invested in the Company's common stock, but may be transferred at the participant's discretion into other investment vehicles offered under the Plan. Prior to October 2000, the Company matched 5% of the participants' contributions into the Company's common stock. There were no discretionary contributions made during the Plan year ended December 31, 2000.

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, the Company's contribution, and an allocation of the Plan's earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. A participant becomes vested at the rate of 20% per year in all employer contributions starting with the participant's hire date and is fully vested after five years of continuous employment with the Company.

FORFEITURES - A participant's nonvested employer contribution may be forfeited if employment is terminated for any reason other than disability, death, or normal retirement. If forfeiture occurs, the forfeited amount is first used to pay the Plan's administrative expenses and the remaining balance is used to reduce future employer contributions. There were forfeitures in the amount of $7,895 for the year ended December 31, 2000.

BENEFITS - Participants are eligible to receive funds from their accounts under the following circumstances:

o        Attainment of normal retirement age

o        Termination of employment

o        Hardship withdrawal of elective deferrals

o        Death or disability

If a participant's vested interest in the account is no more than $5,000, benefits will be paid in a lump-sum amount. If a participant's vested balance is more than $5,000, payouts will be in the form of an annuity unless the annuity option is waived. Benefits are recorded when paid.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

BASIS OF ACCOUNTING - The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

EXCESS CONTRIBUTIONS PAYABLE - Employee contributions include excess contributions, which will be refunded to participants subsequent to year-end, as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable has been reflected in the statements of net assets available for benefits of $52,567 and $52,187 as of December 31, 2000 and 1999, respectively.

NEW ACCOUNTING PRONOUNCEMENT - In 1999, the Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (the "SOP"), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. The SOP was adopted for the 1999 financial statements.

INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. John Hancock uses quoted market prices to value investments in the Plan. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Company in accordance with the Plan document. Administrative fees paid by the Company totaled $10,521 for 2000.

3.       PLAN TERMINATION:

While it has not announced plans to terminate the Plan, the Company has the right to discontinue contributions and terminate the Plan at any time, subject to the provisions of ERISA. See Note 1 regarding the Company's liquidity risk factors. Upon termination of the Plan, all participants would become fully vested and the assets of the Plan would be distributed in accordance with the Plan document.

5.        INVESTMENTS:

The following tables present the fair values of investments as of December 31, 2000 and 1999:

                                                                                        2000                 1999
                                                                                  -------------         -------------
INVESTMENTS AT QUOTED MARKET VALUES:
John Hancock Global Technology Fund                                                   $455,878  *           $469,490  *
John Hancock Large Cap Value Fund                                                      428,393  *            353,566  *
John Hancock  Small Cap Growth Fund                                                    294,150  *            281,179  *
John Hancock Financial Industries Fund                                                 290,145  *            145,720  *
John Hancock Money Market Fund                                                         151,318  *             84,860  *
John Hancock Sovereign Investors Fund                                                  123,987  *             70,798
John Hancock High Yield Bond Fund                                                       81,849                52,933
Startec Company Stock ( Participant and nonparticipant-directed)                        75,433               118,059  *
Loans Receivable                                                                        14,287                10,972
                                                                                    ----------          ------------
Total Investments                                                                   $1,915,440          $  1,587,577
                                                                                    ==========          ============


     * The above investments represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999, respectively.


     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($580,146) as follows:


                  Mutual funds                 $(427,137)
                  Common stock                  (153,009)
                                               -----------
                                               ($580,146)
                                               ===========


5.       PARTICIPANT LOANS:

Participants may borrow up to 50 percent of their vested account or $50,000, whichever is less, with a minimum loan requirement of $1,000. Loans must be repaid within five years and are repaid in equal installments through payroll deductions. Loan repayments of principal and interest are invested based on the participant's current investment elections. The loans are secured by the balance in the participant's account and bear interest at a rate equal to one percentage point above the prime-lending rate, as defined. Th interest rate remains fixed for the term of the loan. As of December 31, 2000, interest rates ranged from 8.75% to 10.50%. There were participant loans outstanding of $14,287 and $10,972 as of December 31, 2000 and 1999, respectively.

6.       INCOME TAX STATUS:

The Company's Plan is a prototype standardized profit sharing plan of John Hancock Funds, Inc. with a cash or deferred arrangement, which has received a favorable determination letter on March 4, 1997 from the Internal Revenue Service stating that the Plan is designed in accordance with applicable requirements of the Internal Revenue Code (the "IRC"). The Company's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.       PROHIBITED TRANSACTION:

Effective February 3, 1997, the Department of Labor regulations require employers who sponsor pension plans to remit employee contributions as of the earliest date on which such contributions can reasonably be segregated from the employer's general assets, but in no event more than 15 business days following the month in which the participant contribution was withheld or received by the employer. Failure to remit or untimely remittance of participant contributions may constitute a use of plan assets for the benefit of the employer or a prohibited extension of credit. The Company did not remit participants' contributions in a timely manner on several occasions during the year ended December 31, 2000 and 1999. Late remittances by the employer to the Plan are presented on the accompanying schedule of nonexempt transactions (Schedule III). The Company will pay all excise taxes and interest on behalf of the Plan to the Department of Labor concurrent with the Plan's Form 5330 filing in order to resolve these nonexempt transactions for the year ended December 31, 2000. Concurrent with the Plan's Form 5330 filing for the year ended December 31, 1999, the Company paid the Department of Labor all excise taxes and interest accrued on the untimely remittances of employee contributions.

                                                                      SCHEDULE I


                          STARTEC EMPLOYEE 401(k) PLAN


                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2000



IDENTITY OF ISSUE, BORROWER,
  LESSOR, OR SIMILAR PARTY                   DESCRIPTION OF INVESTMENT               MARKET VALUE
-----------------------------                -------------------------               ------------
PARTICIPANT-DIRECTED:
     John Hancock Funds*                      Global Technology Fund               $       455,878
     John Hancock Funds*                      Large Cap Value Fund                         428,393
     John Hancock Funds*                      Small Cap Growth Fund                        294,150
     John Hancock Funds*                      Financial Industries Fund                    290,145
     John Hancock Funds*                      Money Market Fund                            151,318
     John Hancock Funds*                      Sovereign Investors Fund                     123,987
     John Hancock Funds*                      High Yield Bond Fund                          81,849
     John Hancock Funds*                      Startec Company Stock                         75,433
                                                                                   ---------------
Total participant-directed                                                               1,901,153
                                                                                   ---------------
Participant Loans*                            Maturing at various dates;
                                                interest rates ranging from
                                                8.75% to 10.50%                             14,287
                                                                                   ---------------
TOTAL                                                                              $     1,915,440
                                                                                   ===============


*  Party-in-interest


          The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III


                         STARTEC EMPLOYEE 401(k) PLAN


                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000





                                                        RELATIONSHIP TO PLAN       DESCRIPTION OF TRANSACTIONS, INCLUDING
                                                            EMPLOYER, OR              MATURITY DATE, RATE OF INTEREST,
            IDENTITY OF PARTY INVOLVED                OTHER PARTY-IN-INTEREST       COLLATERAL, AND PAR OR MATURITY VALUE
---------------------------------------------        --------------------------   ----------------------------------------
Startec Global Communications Corporation                     Sponsor             Lending of money from the Plan to the
                                                                                  employer (contributions not remitted on
                                                                                  a timely basis to the Plan), as follows:

                                                                                     Deemed loan dated April 30, 2000
                                                                                     maturing May 14, 2001 with
                                                                                     interest at 9.75% per annum.

                                                                                     Deemed loan dated October 29, 2000
                                                                                     maturing December 4, 2000 with
                                                                                     interest at 9.75% per annum.







                                                                              INTEREST
                                                                             EARNED ON
            IDENTITY OF PARTY INVOLVED                  AMOUNT LOANED           LOAN
---------------------------------------------           -------------        ------------
Startec Global Communications Corporation


                                                            $50,322            $3,420



                                                            $42,967              $221


                                                       ----------------- -------------------
                                                            $93,489            $3,641
                                                       ================= ===================



          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                               STARTEC GLOBAL COMMUNICATIONS CORPORATION

                               RETIREMENT SAVINGS PLAN



                               By:             /s/ PRABHAV V. MANIYAR
                                   ---------------------------------------------
                                       Chief Financial Officer and Director
                                    (Principal Financial and Accounting Office)